Contact

www.linkedin.com/in/znaqvimd
(LinkedIn)

Top Skills

Business Development
Project Management
Healthcare

Languages

Arabic (Limited Working)
Urdu (Native or Bilingual)
Hindi (Full Professional)
French (Limited Working)

Certifications

EPIC - Electronic Medical Records Certification (EMR)

BOARD CERTIFCATIONS (United States Medical Licensing Exam (USMLE)- Step 1 & 2

Biomedical Responsible Conduct of Research

Collaborative Institutional Training Initiative Certification (CITI)

BIOMEDICAL - Regulations and methodologies with special populations, FDA, human subjects, COIs

Publications

Taylor A, Beatty Moody D, Naqvi Z, Comfort O, Brondolo E. Skin tone, body mass index, and blood pressure dipping among Latino adults

Zainab Naqvi, M.D.

Medical Affairs, Clinical Research, Healthcare Project Manager and Consultant

Washington DC-Baltimore Area

Summary

Technical Project Manager with a demonstrated history of working in the hospital & health care industry. Skilled in Business Development, Product Marketing, Project Management, and Healthcare. Strong program and project management professional with a Doctor of Medicine - MD.

Experience

Shift It Health (Healthcare start-up)

Co-Founder

November 2021 - Present (3 years 4 months)

Healthcare startup aimed at addressing staffing challenges in healthcare
-Develop strategies for recruiting and retaining high-quality healthcare professionals
-Create and maintain relationships with healthcare facilities to understand their specific staffing requirements and provide tailored solutions.
-Developed and manage a team to execute the company's vision and strategy.
-Maintain up-to-date knowledge of best practices in the healthcare industry
-Leading a team of engineers to develop the go-to-market strategy and app tech requirements to create a fully integrated mobile app and compatible website that allows medical facilities to seamlessly fill open healthcare positions through the propriety healthcare provider job matching app portal

Syneos Health

Clinical Research Associate II

May 2022 - October 2023 (1 year 6 months)

Hydreight

Regional Operations Manager

November 2020 - November 2021 (1 year 1 month)

New Orleans, Louisiana, United States

Company Mission: Promote in-home customer whole-body health, through proprietary IV infusion blends that are loaded with essential fluids, electrolytes, vitamins, and antioxidants.

• Project Management: Responsible for strategy development (operations, marketing, medical staff training, and customer experience) and implementation of company's ethos and protocols (compliance and customer privacy).
• Business Development & Client Management: Established best-in-class medical consultation protocols for pre- & post-treatment of IV patients. Protocols included: Hiring of certified nurses, creation of customer treatment education/training material, and establishment of in-home client booking process to match certified providers with customers.
• Omni-Channel Product Marketing: Responsible for the creation and implementation of company's customer acquisition and retention strategy through omni-channel marketing and advertising (email and social-twitter, Facebook, Instagram).

Ochsner Health

Physician Liaison and COVID-19 First Responder
March 2020 - July 2021 (1 year 5 months)
Greater New Orleans Region

• COVID-19 First Responder and Vaccine administrator: Active first responder on high-risk hospital floors and COVID-19 call-center during the peak period of COVID-19 pandemic. Responsibilities included advisement and triaging concerned community members on COVID protocol, symptoms, sick contacts; including COVID-19 vaccine administration in NOLA
• Patient Management: Responsible for leading full patient care (consultation, labs, imaging, treatment results, etc.) through collaboration/coordination with internal team (attending physician, advanced practice providers, residents) and patient's family members

CALIFORNIA EMERGENCY PHYSICIANS

Medical Scribe (St Agnes Hospital)
March 2014 - May 2016 (2 years 3 months)
Washington DC-Baltimore Area

• Documenting provider-patient interaction and diagnostic work-up
• Providing physicians with patient updates
• Evaluating charts for accurate and complete documentation

Education

The University of Queensland
Doctor of Medicine - MD, Medicine · (2017 - 2021)

University of Maryland Baltimore County
Bachelor of Science - BS, Psychology and Biology · (2009 - 2013)

University of Maryland Baltimore County